Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yadkin Valley Financial Corporation:

We consent to the use of our reports dated March 31, 2009, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report, dated March 31, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008, expresses our opinion that Yadkin Valley Financial Corporation did not maintain effective internal control over financial reporting as of December 31, 2008, because of the effect of material weaknesses on the achievement of objectives of the control criteria and contains explanatory paragraphs that outline material weaknesses in Yadkin Valley Financial Corporation’s (1) control environment; (2) accounting for significant estimates; (3) credit administration; and (4) preparation of financial reports.

Charlotte, North Carolina

May 1, 2009